Appendix C: Financial Statements

Principal Executive Officer Certified Financial Statements

1. ORGANIZATION

ISSAC MOVIE LLC ("The Company") is a Company with the purpose of creating and owning the movie production of "ISSAC". ISSAC is a production of an intense psychological thriller which constantly treads the lines of reality and fiction. Issac, A young reclusive mortician who inherited his stepfather's mortuary business meets a friendly waitress, Cassi. The two create an instant connection and after a night of terror, they pursue a revenge murder together. This film mixes a realistic story with surreal imagery, showing how one in isolation may operate due to the circumstances he has been given. Issac inevitably makes a choice and never questions the morality of his decisions.

2. SUMMARY OF FINANCIAL ACTIVITIES

The Company has had no financial activities since inception-to-date. As such, here are the Historical Results of Operations

- Revenue & Gross Margin. Since inception-to-date, the Company has had Revenues of $0.
- Assets. Since inception-to-date, the Company has had a total assets of $0, including $0 in cash.
- Net Loss. Since inception-to-date, the Company has had a net loss of $0.
- Liabilities. Since inception-to-date, the Company's liabilities totaled $0.

Note again, as ISSAC MOVIE LLC is a recently formed LLC for the production of a movie, no operating history exists. Operations will begin if the minimum target offering amount is achieved and such investment funds may be used as identified in the "Use of Funds" section. As indicated herein, the Company does not have any operating history and it will not have an operating history until, and unless, the successful regulation crowdfunding ("Reg CF") campaign has been completed. As such, Milestones and Operations are detailed within this Appendix C: Financial Statements per Reg CF Rule 201(s), as well as the Executive Officer Certification of such Financial Statements per Reg CF Rule 201(t). All required Issuer information as detailed throughout Reg CF Rule 201; namely (a) through (s) is contained within the Form and this Form's Appendices. Further note that risks, and risk disclosures, can be found throughout this Form and its Appendices, including the "Risk Factors" within the Form and the risk disclosures within the Appendix B: Offering Agreement.

3. **EQUITY**

The Company has authorized 4,750,000 shares of Class A Voting Common Stock with a par value of $0.00001 per share. 4,750,000 shares were issued and outstanding as of the date of these signed executive officer certified Financial Statements.

The Company has authorized 5,250,000 shares of Class B Non-Voting Common Stock with a par value of $0.00001 per share. No such shares have been issued.

Class A and Class B Common Stockholders have identical rights, with the exception of voting rights, to which Class B stockholders have no voting rights.

4. MILESTONES

ISSAC MOVIE LLC, was organized in the State of California in 2022 and has since had no financial activity. Given the Company's limited operating history, namely no financial activity, the Company cannot reliably estimate how much revenue it will receive in the future, if any. The Company intends to issue Class B Common Stock through a Regulation Crowdfunding offering ("Offering") to achieve Milestones and support Operations.

Milestone #1: Secure Funding To Support Production

Upon the successful capital raise through this Offering, our milestone will be to produce the movie

Milestone #2: Obtain Additional Talent

Once we have gained the capital from the investors of the Offering, we will obtain additional talent, namely supporting cast members, to fill out the rest of the characters.

Milestone #3: Production

The third major milestone will be the production, and finishing filming, of the movie.

Milestone #4: Post-Production

The fourth major milestone will be the post-production, e.g. editing, sound, etc. of the movie to create the final and finished ISSAC
movie product.

Milestone #5: An Acquisition Or Distribution Deal

The fifth major milestone will occur after the movie's post-production is complete and the Company will then be able to seek a distribution (i.e. licensing the movie) or acquisition (i.e. outright sale of ISSAC MOVIE LLC) at that time.

5. OPERATIONS

After a successful Offering is complete, operations will begin. The Company will carry on operations in a manner that is in line with the budget and adhere to movie industry practices. Operational activity can be understood as follows:

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, we will be able to complete the movie or the complete first season of the movie. The movie is not expected to be more than one searson. We do not intend, nor expect to, raise additional funds for this project.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a production, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our intended number of episodes as identified in this Offering. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold.

Runway & Short/Mid Terms Expenses

ISSAC MOVIE LLC. cash in hand is $0, as of August 2022.

We are currently not profitable. We believe that approximately $3 –$5 million is needed for us to reach profitability and that it could be 24 to 36 months before we reach that point. Upon a successful Offering, we are able to create and then license, or outright sell, our movie, then we aim to achieve monthly revenues of approximately $100,000 to $200,000 per month, depending on the number of episodes purchased or licensed by a network or streaming channel. Expenses would be approximately the full amount raised through the Offering. In terms of our current funding, we are not operating the SPC and are simply waiting for funding before producing the movie. As such we are incurring zero or minimal expenses each month and currently have enough cash to cover any short term burn that may arise. Besides that, we do not have any other sources of capital beyond the WeVidIt campaign. Any projections in the above narrative are forward-looking and cannot be guaranteed.

In accordance with Reg CG Rule 201(s) the above discussion of the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations is necessary. The Executive Officer certifies that the Financial Statements herein our accurate and reflect the future Milestones and Operations of the Company.

In compliance with **Instruction 1 to paragraph(s),** the discussion covers each period for which financial statements of the issuer are provided. The below discussion includes a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided.

In compliance with **Instruction 2 to paragraph(s),** the Company has no prior operating history, and, as such, the discussion focuses on financial milestones and operational, liquidity and other challenges.

In compliance with **Instruction 3 to paragraph(s),** references to the issuer in this paragraph and its instructions refer to the issuer and its predecessors, if any.

In accordance to Reg CF Rule 201(t), and with acknowledgement that the principal executive officer certifies the Financial Statements, as all amounts sold under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) within the preceding 12-month period, have, in the aggregate, have been $0: Given that no financial activities exist for the Company, and the Company is compliant with the Reg CF Fule 201 Instructions 6 of paragraph (t), the principal executive officer certifies the following financial statements:

In compliance with **Instruction 1 to paragraph(t),** the Issuer discloses the minimum target offering amount and the maximum offering amount in the SEC Form C Offering Statement, and the Offering Agreement as the issuer will accept proceeds in excess of the target offering amount, the issuer does include the maximum offering amount that the issuer will accept in the calculation to determine the financial statements required under this paragraph (t).

In compliance with **Instruction 2 to paragraph(t),** the Managing Member certifies the financial statements and voluntarily meets the requirements of this paragraph (t) for a higher aggregate target offering amount.

In compliance with **Instruction 3 to paragraph(t),** the financial statements are not audited, they must be labeled as "unaudited" and, as such, the financial statements cover the two most recently completed fiscal years or the period(s) since inception, if shorter. Such financial statements herein cover the since organized period (less than a year).

In compliance with **Instruction 4 to paragraph(t),** as the Issuer is not currently in operation and such Milestones and Operations are dependent on a successful offering, and that the Company has no activities, no such two prior years, on any financial activity, is otherwise available.

In compliance with **Instruction 5 to paragraph(t),** the Management certifies the unaudited financial statements and provides discussion on Milestones and Operations. As such, Management recognizes that an issuer may elect to delay complying with any new or revised financial accounting standard that applies to companies that are not issuers (as defined under section 2(a) of the Sarbanes–Oxley Act of 2002 (15 U.S.C. 7201(a)) until the date that such companies are required to comply with such new or revised accounting standard. The Issuer applies the election to all standards.

In compliance with **Instruction 6 to paragraph(t),** since the Company has not yet filed a tax return and is not required to file a tax return before the end of the offering period, the tax return information does not need to be provided.

In compliance with **Instruction 7 to paragraph(t),** being the issuer is providing financial statements that are not audited or reviewed and tax information as specified under paragraph (t)(1) of this section must have its principal executive officer provide the following certification:

I, Joshua Webber, certify that:

(1) the financial statements of ISSAC MOVIE LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of ISSAC MOVIE LLC included in this Form reflects accurately the information reported on the tax return for ISSAC MOVIE LLC filed for the fiscal year ended in the future as no tax return has been filed in compliance with Reg CF Rule 201(t) Instruction 7.

Joshua Webber, CEO

08 / 19 / 2022

TITLE	Appendix C: Financial Statements
FILE NAME	Appendix C_ Finan...ertification.docx
DOCUMENT ID	ab5740bb91af44ca0760dd9434f6e3d96208bda5
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Signed

Document History


SENT

08 / 19 / 2022
18:48:15 UTC

Sent for signature to Joshua Webber (josh@webberfilms.com)
from msherwood@wevidit.com
IP: 108.21.90.167


VIEWED

08 / 19 / 2022
21:15:36 UTC

Viewed by Joshua Webber (josh@webberfilms.com)
IP: 172.58.111.150


SIGNED

08 / 19 / 2022
21:39:44 UTC

Signed by Joshua Webber (josh@webberfilms.com)
IP: 172.58.146.225


COMPLETED

08 / 19 / 2022
21:39:44 UTC

The document has been completed.